Technical Report

on the

Cottonwood Property
Eureka County, Nevada, USA

Prepared for:

White Knight Resources Ltd.
922-510 West Hastings Street
Vancouver, BC V6C 1L8

by

John M. Leask, P.Eng.

July 11, 2005

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

1.0   SUMMARY

The Cottonwood property of White Knight Resources Ltd. ("White Knight") is a sediment-hosted ("Carlin-type") gold exploration project located in the Gold Bar mining district within the southern Battle Mountain-Eureka mineral belt in Eureka County, Nevada (Figure 1). The Gold Bar district produced slightly less than 500,000 oz gold from five Carlin-type gold deposits (Gold Bar, Gold Stone, Gold Pick, Gold Ridge, and Gold Canyon). The Cottonwood property consists of 74 unpatented mining claims totaling approximately 1502 acres of mineral rights. The project area lies about five miles northeast of the mined-out Gold Bar mine and less than one-half mile west of the idle Gold Canyon mine.

The Cottonwood claim block is located along the western edge of the Roberts Mountains window and follows a major window-bounding fault, the Wall fault. The property was explored by a number of companies between 1980 through 1996. This historical exploration consisted of geologic mapping, rock-chip and soil sampling, and drilling. The drilling led to the discovery of sediment-hosted disseminated gold mineralization at three locations on the property: Pot Canyon, French Trail/South French Trail, and Wall. Each of these mineralized zones is incompletely drilled and potential exists to discover additional gold mineralization along strike and down-dip of the known mineralization, as well as in favorable structural/stratigraphic settings away from the drilled mineralized zones.

The Cottonwood property is a property of merit and additional exploration is warranted. An exploration and drilling program budgeted at US$299,250 is proposed for the 2005 field season.

2.0   INTRODUCTION AND TERMS OF REFERENCE

2.1   Introduction

This report provides a technical summary of historical exploration activities and results, and mineral potential for the Cottonwood property, located in the Gold Bar mining district, about 30 air miles northwest of the town of Eureka in Eureka County, Nevada. White Knight holds 68 unpatented mining claims staked by the company and controls an additional six claims through a mining lease. White Knight has purchased an extensive data base of exploration data from the former operator of the property, Atlas Corporation. White Knight has compiled and analyzed the data and plans an exploration drilling program on the property during 2005.

2.2   Terms of Reference

Linear and area measurements used in this report are reported in English units. Geochemical gold analyses are reported as parts per billion (ppb) gold (parts per million [ppm] for higher grades). Gold grades for drill intercepts and quoted gold resources/reserves are reported as troy



Sediment Hosted Au Deposits
Volcanic Hosted Au Deposits
(Deposits > 1 MM oz. shown in larger font)
WKR Claim Outline

WHITE KNIGHT RESOURCES LTD.

Cottonwood Project
Eureka County, Nevada
Location Map
Figure 1

2

ounces per short ton. The US$ is used as the monetary unit. Names of companies which are referenced in the report are abbreviated as follows: American Bonanza Gold Mining Corporation ("Bonanza"), American Copper and Nickel Company ("ACNC"), Atlas Precious Metals, Inc. and Atlas Corporation ("Atlas"), Barrick Gold Exploration, Inc ("Barrick"), Chevron Resources Company ("Chevron"), Cordex Exploration Company ("Cordex"), Nerco Exploration Company ("Nerco"), N.L. Baroid Division of N. L. Industries, Inc. ("N. L. Baroid"), Phelps Dodge Corporation ("Phelps Dodge"). White Knight Resources Ltd. and its wholly owned U.S. subsidiary, White Knight Gold (U.S.), Inc. are referred to collectively as either "White Knight" or "the Company" throughout the report.

2.3   Purpose of Report

The purpose of this report is to provide an evaluation of the historic exploration data for the Cottonwood property and to comment on the reliability, adequacy, and implications of the data. This report has been prepared under the guidelines of National Instrument 43-101 and is to be submitted as a Technical Report to the TSX Venture Exchange and the BC Securities Commission for disclosure and annual information filing purposes. White Knight trades under the symbol TSX:WKR.

2.4   Sources of Information

This report was prepared by Mr. John M. Leask, BaSc. Geological Engineering, Professional Engineer. Mr. Leask has over 28 years of experience in the exploration business at all levels, including extensive experience exploring for sediment-hosted gold deposits in Nevada.

The report is based on the author's personal familiarity with the project and on review and compilation of published and unpublished geological, geochemical and drilling data obtained from corporate, academic, and government sources. The author has relied extensively on information contained in reports by ACNC, Cordex, N. L. Baroid, and Phelps Dodge, and on data compilations prepared by Atlas and Barrick. All sources of information cited in the report are listed in the References section at the end of the report.

The author visited the Cottonwood property on numerous occasions between 2002 and 2004 with his last visit on October 10, 2004.

3.0   DISCLAIMER

This report is based in part on published and unpublished reports and data prepared by both qualified persons and by professional persons who are not qualified persons. The author has relied heavily upon reports and data compilations by previous operators of the property. Based on the author's knowledge of the professionalism of those companies, the author believes that the information is reliable and accurate. The author is not considered an expert on land and legal issues and has relied upon opinions and statements made by other experts regarding land, legal, and environmental issues.

4.0   PROPERTY DESCRIPTION AND LOCATION

4.1   Area and Location

The Cottonwood property is located in Eureka County, Nevada, approximately 30 air miles northwest of the town of Eureka (Figure 1). The property lies in sections 4-5, 8-9, and 16, T22N, R50E MDB&M. The center of the property is located approximately at 39° 47' North Latitude, 116° 22' West Longitude.

4.2   Claims and Title

The Cottonwood property consists of five groups of unpatented lode mining claims totaling 74 contiguous claims that cover approximately 1502 acres (Figure 2, Table 1), located on lands managed by the U. S. Bureau of Land Management (BLM). White Knight located 44 "Gin" and eight "Toast" claims in 2001, four "Jake" claims in 2002, and eight more Gin claims plus four "VSG" claims in 2004. White Knight owns an undivided 100% interest in the aforementioned claims. An additional six "Jam" claims, lying between the Toast and Jake blocks were added to the property through a lease agreement with the owner, Gregory McN. French. The claims have not been legally surveyed. A complete listing of claims comprising the property is presented in Appendix A.

Some overlap exists between the northwest corner of the Toast claim group (Toast #6 and #7) and the southern Gin claims (Gin #50). Portions of the Toast and Jam claims are overlapped by "Ben" claims staked by White Knight in 2004. The Toast and Jam claims are senior claims and the overlapping portions of the Ben claims are not valid. The Gin #52 claim on the east edge of the Gin claims partially overlaps the "WI" claims of Bonanza, which are senior.   The overlapping portion of the Gin #52 claim is not valid. The Jake claims, located in April, 2002, are partially overlapped by a group of "Rut" claims staked by Arc Geosciences in June, 2002. The Jake claims are senior to the Rut claims and are valid in their entirety.

Annual maintenance fees for 2005 have been made and all the claims are in good standing with the Bureau of Land Management and Eureka County.

Table 1. Claim Blocks		
Claim Name	**Claims**	**Owner**
Gin 1-52	52	White Knight Gold (U.S.), Inc.
Toast 1-4, 6-9	8	White Knight Gold (U.S.), Inc
Jake 1-4	4	White Knight Gold (U.S.), Inc
VSG 59-62	4	White Knight Gold (U.S.), Inc
Jam 74-76, 85-86	6	Gregory McN. French



White Knight Resources Ltd.
Cottonwood Project
Claim Location Map
April 2005
Nevada State Plane Coordinates, East Zone

Figure 2

4.3   Property Payments, Obligations, and Agreements

In February, 2002, White Knight entered into a Mining Lease Agreement with Gregory McN. French on six "Jam" claims (Jam 72-74, 85-86). The terms of the agreement require White Knight to pay an initial lease payment of $1,000, successive annual lease payments totaling $8,000 and 80,000 common shares of the Company over the following four-year period, then $5,000 per year thereafter. The claims are subject to an underlying Net Smelter Return of 4% payable to Nerco on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under $350/oz to 2% for a gold price of $500 or higher. White Knight also has the option to purchase the claims and royalty for $50,000.

Annual maintenance fees of $100/claim are payable to the BLM by September 1 of each year. A Notice of Intent to Hold the claims must be filed with the Eureka County Recorder along with recording fees of $8.50/claim by November 1 of each year.

4.4   Environmental/Cultural Liabilities

There are no known environmental or cultural liabilities on the Cottonwood property.

4.5   Permitting

Unpatented mining claims at Cottonwood are located on lands administered by the U.S. Department of Interior, Bureau of Land Management's (BLM) Battle Mountain Field Office under the Federal Land Policy and Management Act of 1976 (FLPMA).

Prior exploration drilling activities on the Cottonwood property were conducted under several Notices of Intent with the BLM filed by previous operators (Atlas, Barrick, Chevron, Cordex, Phelps Dodge, ACNC). All previous Notices of Intent have been closed by the BLM. Future exploration disturbance will require filing of a new Notice of Intent and posting of a reclamation bond with the Nevada State Office of the BLM.

5.0   ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

5.1   Access

The Cottonwood property is accessed from the town of Eureka, Nevada by traveling west on U.S. Highway 50 for about 26 miles to the junction with the Three Bar road then 17 miles north on the graded Three Bar road to a two-track road which leads up Cottonwood Creek. The north part of the property lies approximately seven miles up the canyon.

5.2   Local Resources and Infrastructure

The center of the property is located about five miles northeast of the inactive Gold Bar mine. Water designated for mining purposes is available at the mine site. Accommodations and most common supplies are available in the town of Eureka, about 50 miles by road to the southeast.

5.3   Physiography and Climate

The Cottonwood property lies within the southwestern part of the Roberts Mountains. The area is characterized by steep northwest-trending ridges dissected by deeply incised drainages. Topographic relief is moderate with elevations ranging from 7100 feet in Rutabaga Creek to 8600 feet in the northeast corner of the claim block.

The climate of the Roberts Mountains is typical of higher elevations in north-central Nevada. The area receives about 15 inches of precipitation per year, much of it in the form of snow between the months of November and March and as summer thunderstorms. Temperatures are moderate with daily highs in the summer months ranging from 65° F to 85° F. Summer nights are cool, dropping to between 40° and 50° F. Winter nights can drop to well below zero, but daytime highs usually are near or above freezing. Winter snow-pack can be several feet in the higher parts of the property and exploration is traditionally curtailed during the winter months. Vegetation consists mostly of pinion-juniper forest with some open areas of sagebrush, rabbit brush and grasses.

The current land position controlled by White Knight is adequate for exploration purposes. Relatively flat areas in the northern part of the claim block are present for potential processing plants, mine dumps, leach pads, etc.

6.0   HISTORY

The Cottonwood area has a long history of prospecting. The Blue Eagle mine or Villanueva property (Lawrence, 1963), a small antimony deposit lying about one-half mile northwest of the property, was discovered in 1937. The area was heavily prospected for barite in the 1970's; and in 1980 N.L. Baroid located claims for barite in the central part of the property. During the 1980's the area was explored for gold by N.L. Baroid, Chevron, Nerco, ACNC, and Phelps Dodge. Chevron staked the "Chev" property in the central and southern part of the area in 1980. Chevron dropped the ground in 1983 and Nerco relocated the claims. In 1985, ACNC acquired the Nerco claims under a joint-venture agreement (Shalosky, 1987). N.L. Baroid discovered the Pot Canyon gold deposit in 1985. Phelps Dodge leased N L. Baroid's claims, and in 1987 drilled the discovery hole in the Gold Canyon deposit to the east of the Cottonwood property (Crawford, 1988).

Atlas acquired the Nerco and Phelps Dodge land positions in 1990 and 1991, respectively. Atlas drilled out the Gold Canyon and Pot Canyon deposits from 1990 through 1993 and discovered the French Trail and South French Trail mineralization in 1993.

Cordex joint-ventured the north part of the project area (Gin claims) with Atlas in 1995 and drilled three holes in the area after conducting geological mapping, soil sampling, and CSAMT surveys. Barrick joint-ventured the south part of the area in 1997 and drilled three deep holes on the property. After Barrick terminated its lease, Vengold (Bonanza) leased the claims from Atlas. Bonanza reduced its claim holdings in the area to a small group of claims covering the Gold Canyon deposit in 2001. White Knight located claims to the west and south of Bonanza's block in September and October of 2001, and added to the claim block in 2002 and 2004. In 2002, White Knight purchased an extensive exploration data base covering the Cottonwood project and adjacent areas from Atlas Corporation.

To the knowledge of White Knight's management there has been no previous production from the property.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Cottonwood property lies within the southern part of the Battle Mountain – Eureka mineral belt, a northwest-trending alignment of mineral deposits, intrusive stocks and dikes, and windows of lower-plate carbonate rocks (Roberts, 1960). The property lies about five miles northeast of the Gold Bar mine and eight miles southeast of the Tonkin Springs gold mine. (Figure 1).

The general geology of the southern Roberts Mountains consists of a large northwest-trending block of Devonian to Silurian shallow-water carbonate rocks surrounded by Ordovician to Mississippian deep-water clastic rocks (Figure 3). The block of carbonate rocks comprises the Roberts Mountains window, an uplifted erosional window through the Roberts Mountains thrust fault. The thrust separates allochthonous deep-water clastic rocks lying in the upper-plate of the thrust from autochthonous carbonate rocks lying within the lower-plate window. The upper-plate rocks consist dominantly of Ordovician Vinini Formation, with lesser Mississippian Webb Formation and possibly some Devonian Woodruff Formation. These three formations are lithologically very similar and are difficult to differentiate without fossil age dates. Carbonate units in the lower plate consist of the Silurian Lone Mountain Formation overlaid by the Devonian McColley Canyon Formation, Denay Limestone, and Devils Gate Formation. Along the east side of the range, the Denay Limestone becomes progressively more dolomitic and undergoes a facies change to the Bay State Dolomite.

A series of prominent northwest-trending high-angle faults cuts the range. A set of less prominent northeast-trending faults crosscuts the northwest-trending faults. The northern Nevada rift passes along the east edge of the southern Roberts Mountains. The rift zone is manifest by a swarm of mid-Miocene basalt dikes and related extrusive rocks.


Tv
Ov
DSc
Qal
PPgv
South French Trail
NW Gold Ridge
Goldstone
Pat Canyon
Gold Canyon
Gold Ridge
Gold Pick
Cabin Creek
South Cabin Creek
Benmark
Wall
Hunter
South Rutabaga
Gold Bar Mine
N
8000 feet
EXPLANATION
Qal Quaternary gravel
Tv Tertiary volcanic rocks: basalt, rhyolite and tuffs
Ov Upper Plate rocks: Vinini Fm., Woodruff Fm., Webb Fm.
DSc Lower Plate rocks: Lone Mtn. Dolomite, McColley Canyon Fm., Denay and Devils Gate Limestone
PPgv Overlap Assemblage rocks: Garden Valley Fm.
gold deposit
gold prospect
fault
thrust fault
White Knight Resources, Ltd.
Regional Geology and Gold Deposits of the Southern Roberts Mountains
FIGURE 3

7.2 Cottonwood Property Geology

The Cottonwood property lies along the western edge of the Roberts Mountains window. The claims are oriented to follow the western window-bounding fault, and contain both upper-plate siliciclastic and lower-plate carbonate units.

7.2.1 Stratigraphy

The stratigraphy of the Cottonwood area is grouped according to tectonic setting into allochthonous upper-plate units and autochthonous lower-plate units.

7.2.1.1 Upper-plate units. The upper-plate of the Roberts Mountains thrust at Cottonwood is dominated by the Ordovician Vinini Formation. The Vinini section consists of chert, argillite, siltstone, shale, quartzite, limestone and greenstone. These rocks are generally tightly folded and broken by numerous small-scale faults, shears and internal thrusts. Chapman (1996) mapped slivers of Devonian Woodruff Formation and Mississippian Webb Formation beneath the Vinini Formation in the northern part of the Cottonwood project area. The Woodruff is described as siliceous shales interbedded with black cherty argillite and massive limestone beds. The Webb Formation consists of gritty mudstone and siliceous shale (Eastwood, 1996). Given the similarity of these units to parts of the Vinini Formation, it is very difficult to differentiate the three formations without fossil age dates. Therefore, the upper-plate units are lumped as Vinini Formation on the geologic map of Figure 4.

7.2.1.2 Lower-plate carbonates: Silurian to Devonian carbonate rocks in the lower-plate of the Roberts Mountains thrust fault are exposed in the Roberts Mountains window, east of the window-bounding fault. At Cottonwood, only the upper part of the section consisting of the Devonian Denay Limestone and Devils Gate Formation, is exposed.

The Denay Limestone has been broken into four mappable units by Atlas geologists: the lower Denay and three units of the upper Denay. The lower Denay consists of thin- to medium-bedded mudstones and wackestones. The overlying Unit 1 of the Upper Denay consists of medium- to thick-bedded dolomitic grainstones with a basal rudstone. Unit 2 of the Upper Denay consists of thin-bedded, laminated, nonfossiliferous packstone. Unit 2 is the ore host at the Gold Bar and Gold Stone mines and for the Pot Canyon and French Trail mineralization. Unit 3 at the top of the Denay contains interbedded medium- to thick-bedded grainstones and fossiliferous rudstones.

Overlying the Denay Limestone is the Devonian Devils Gate Formation. The Devils Gate comprises massive cliff-forming bindstones, framestones and floatstones. The Devils Gate is a fossiliferous reef-facies limestone characterized by abundant stomatoporoids, including the "spaghetti-rock", Amphipora.


VSG CLAIMS
GIN CLAIMS
TOAST CLAIMS
WALL FAULT
JAM CLAIMS
JAKE CLAIMS
1845000N
1840000N
1835000N
280000E
285000E
N
EXPLANATION
Qal Quaternary Alluvium
Ov Ordovician Vinini Fm
Thrust Fault
Fault
Dls Devonian McColley Cyn Fm
Denay Ls
Devil's Gate Ls
j Jasperoid
White Knight Resources Ltd
COTTONWOOD PROJECT
GEOLOGY
Figure 4
April 2005
Coordinate System:
Modified State Plane
0
2500ft

Lower-plate stratigraphy for the southern Roberts Mountains area is graphically depicted on the stratigraphic column of Figure 5.

7.2.2 Structure

The Cottonwood claim block follows a major northwest-trending high-angle window-bounding fault, the "Wall fault" (Yigit, 2003). This fault juxtaposes a thick section of Vinini Formation on the west from Devonian carbonates on the east side of the fault, and forms the western structural boundary of the Roberts Mountains window. The fault zone is locally characterized by massive cliff-forming jasperoid bodies.

A series of northwest-trending faults, parallel to the Wall fault but with less vertical throw, cut the carbonate section east of the Wall fault. Less pronounced northeast-trending faults cut the lower-plate carbonate units, producing a series of tilted fault blocks bounded by northeast- and northwest-trending high-angle faults.

Two large folds affect the lower-plate rocks on the Cottonwood property. A broad west-northwest-trending antiform extends across the range from Cabin Creek to Pot Canyon. The Cabin Creek, Gold Pick, Gold Ridge, Gold Canyon and Pot Canyon gold deposits are all localized along the crest of the antiform. A smaller northwest-trending antiform is developed in the lower-plate carbonate rocks east of the Wall fault. This antiform is parallel to the Wall fault and may be a drag feature.

7.2.3 Alteration

Exposed alteration at Cottonwood is dominated by silicification in the form of jasperoidal replacement of both lower-plate carbonate rocks and of upper-plate siliciclastic rocks. Jasperoids at Cottonwood are categorized as structural jasperoids, which are restricted to fault zones and are characterized by intense brecciation, or as stratiform jasperoids, which are passive bedding-plane replacement bodies with little brecciation. Large jasperoids developed in upper-plate rocks outboard from the Wall fault in the northern part of the claim block are dominantly stratiform jasperoids. Smaller stratiform jasperoids occur along the contact between Units 1 and 2 of the Upper Denay Limestone. Jasperoids at Pot Canyon and along northeast-trending cross-faults tend to be structural in nature.

The second most common form of exposed alteration consists of calcite veining. Veins and pods of coarse white calcite are localized along structures peripheral to and above gold deposits in the Roberts Mountains. Calcium is believed to be mobilized during ore-stage related decalcification and reprecipiated as calcite in open spaces outboard from the deposits.

Decalcification is the main alteration associated with Carlin-type gold deposits in the Roberts Mountains. However, decalcification produces a soft, nonresistant rock which does not crop out naturally. Decalcified Denay Limestone is locally exposed in roadcuts at the Pot Canyon deposit.



GOLD BAR DISTRICT
Stratigraphic Section — Lower Plate Carbonate Rocks

Ddg — Massive, cliff forming bindstones, framestones and floatstones with minor dolomitic grainstones near base; fossil rich reef facies with laminar and hemispheric stromatoporoids, amphipora and cladopora; Thickness +100 feet

Devils Gate Fm.

Limestone Reef Facies

Dud$_3$ Unit 3 — Interbedded medium to thick—bedded oolitic and pelloidal grainstones and fossiliferous rudstones, locally developed thin—bedded packstone, numerous local unconformities; abundant fossil fragments; particularly rudstones (stromatoporoids, brachiopods, amphipora and cladopora) Thickness 100 to 250 feet

Upper Denay Limestone

Fore Reef Slope Facies

Dud$_2$ Unit 2 — Thin—bedded mudstone, non—fossiliferous; Dud$_2$ is the primary host for the Gold Bar and Goldstone deposits. Thickness 20 to 120 feet

Dud$_1$ Unit 1 — Medium to thick—bedded dolomitic grainstone with basal rudstone, local crinoid rich beds; Thickness 100 to 200 feet

Dld — Thin to medium—bedded mudstones and wackestones, locally abundant brachiopods. Thickness +400 feet

Lower Denay Limestone

Basinal Facies

Dmc — Coils Creek Member: Medium to thick—bedded wackestone or packstone. The unit is medium gray and locally fossiliferous. Thickness 150 to 200 feet

McColley Canyon Fm.

Dmb — Bartine Member: Medium to thin—bedded dark to medium—gray limestone that weathers easily to a characteristic buff or yellow—orange color. Abundantly fossiliferous, the unit contains such diagnostic fossils as Eurekaspirifer or Favosites. The Bartine is the primary host for the Gold Pick, Gold Ridge, and Cabin Creek deposits. Thickness 300 to 380 feet

Dmk — Kobeh Member: medium to light gray, evenly—bedded dolomitic wackestone; locally silicified. The lower part of the Kobeh is generally dolomitic and contains silicified fossils. The upper part is typically a medium to dark gray dolomitic mudstone or wackestone. Thickness 90 to 100 feet

Slm — Massive white to light dolomite with coarse—grained sugary texture Thickness +1500 feet

Lone Mtn. Dolomite

Legend:
- DOLOMITIC LIMESTONE
- DOLOMITE
- FRAMESTONE, BINDSTONE and BAFFLESTONE
- RUDSTONE
- GRAINSTONE
- OOLITIC GRAINSTONE
- PACKSTONE
- WACKESTONE and MUDSTONE

White Knight Resources Ltd.

Stratigraphic Section

(after Atlas Precious Metals, Inc., 1995)

Figure 5

8.0   DEPOSIT TYPES

Mineralization encountered to date at Cottonwood is sediment-hosted or Carlin-type gold mineralization. Gold mineralization at Pot Canyon, French Trail and South French Trail is hosted in Unit 2 of the Upper Denay Limestone. Gold mineralization at the Wall prospect is hosted in the Vinini Formation within the Wall fault zone. The gold mineralization is finely disseminated submicron-size gold. Gold is associated with decalcification and minor silicification; and is accompanied by highly anomalous concentrations of arsenic, mercury, antimony, and barium. This alteration suite and geochemical signature are typical of Carlin-type gold deposits within the Carlin Trend (Thompson, et al., 2002).

9.0   MINERALIZATION

9.1   Rock-chip and soil geochemistry

Numerous gold anomalies have been obtained from rock-chip and soil samples collected by previous operators (ACNC, Cordex, Phelps Dodge, Atlas).   The Wall and Pot Canyon mineralized zones are well defined by anomalous (>10 ppb) gold-in-soil values (Figure 6). Scattered rock-chip gold anomalies are common along the Wall fault and also occur along some northeast cross-structures. The jasperoid at the Wall prospect in the southern part of the claim block returned values from 30 to 1700 ppb gold, with values exceeding 100 ppb gold being common over a wide area. The jasperoid is also highly anomalous in barite and antimony (Koehn, 1982). The discovery jasperoid at the Pot Canyon deposit assayed from 95 as 760 ppb gold in outcrop. Decalcified Denay Limestone in roadcuts assayed 10 to 660 ppb gold. Strongly anomalous mercury, arsenic, and antimony accompany the gold anomalies.

9.2   Drilled mineralization

Three separate areas of gold mineralization have been drilled on the Cottonwood property. The most significant drilled mineralization is at Pot Canyon, where two pods of gold mineralization were drilled by Phelps Dodge and Atlas. The two mineralized pods each have a north-south elongation, but are aligned in a west-northwesterly direction (Figure 7). The gold mineralization is hosted in the upper Denay Limestone (Figure 8) and is associated with decalcification and silicification of the host unit. Further south, at the Wall prospect, two zones of mineralization have been drilled. This mineralization is hosted within the Wall fault and is aligned in a northwest direction. There is little drilling in the area, and the mineralization may be continuous between the two zones. In the northeast part of the claim block, Atlas defined the French Trail and South French Trail mineralized zones. These small pods of gold mineralization are aligned in a northeast direction, with no drilling between the pods.

Significant drill intercepts in each of the mineralized zones are tabulated in Table 2. Reported intercepts are drilled intercepts and may or may not be representative of true thicknesses. Holes drilled at Pot Canyon, French Trail, and South French Trail are vertical holes designed to test subhorizontal tabular mineralization and intercepts are believed to approximate true thickness. Holes drilled at Wall are a combination of vertical and angled holes. Drilled intercepts may be

greater than true thickness by as much as 40%, assuming that the mineralized body is subhorizontal.


VSG CLAIMS
GIN CLAIMS
WALL FAULT
TOAST CLAIMS
JAM CLAIMS
JAKE CLAIMS
EXPLANATION
Au in rock ≥50 ppb
Au in soil ≥10 ppb
N
White Knight Resources Ltd
COTTONWOOD PROJECT
AU GEOCHEM MAP
Figure 6
DATE:
April 2005
DRAWN BY
G. French/S. Friberg
0
2500ft


VSG CLAIMS
FRENCH TRAIL
FRENCH TRAIL SOUTH
GOLDSTONE
POT CANYON
GOLD CANYON
GOLD RIDGE NORTH
GOLD RIDGE SOUTH
GIN CLAIMS
WALL FAULT
TOAST CLAIMS
THE WALL
JAM CLAIMS
JAKE CLAIMS
EXPLANATION
Strongly Mineralized Drill Hole (GxT ≥1.0 ft-oz)
Weakly Mineralized Drill Hole (GxT 0.1 to 0.39 ft-oz)
Anomalous Drill Hole
Barren
Assay Data Not Plotted Outside WKG Claims
5.2 G-T Value Shown for Holes ≥ 1.0
EXAMPLE: 0.1oz/ton Au (G) over 10' zone (T) = 1.0 ft-oz
Mineralized Zone
Angle Drill Hole w/ Surface Trace
Vertical Drill Hole
White Knight Claim Boundary
White Knight Resources Ltd
COTTONWOOD PROJECT
DRILL HOLE LOCATIONS
GOLD G x T
With Cross-Section Locations
Figure 7
DATE:
April 2005
Coordinate System:
Modified State Plane
DRAWN BY
G. French/
S. Friberg
0
2500ft

TABLE 2. Significant Drill Intercepts		
Area	**Hole**	**Intercept**
Pot Canyon	114-2	15 ft @ 0.055 opt Au
	114-4	30 ft @ 0.048 opt Au
	114-17	55 ft @ 0.019 opt Au
	114-21	25 ft @ 0.031 opt Au
		25 ft @ 0.024 opt Au
	114-29	150 ft @ 0.034 opt Au
		45 ft @ 0.019 opt Au
	114-30	30 ft @ 0.037 opt Au
	114-31	35 ft @ 0.020 opt Au
	114-36	225 ft @ 0.023 opt Au
	114-37	35 ft @ 0.021 opt Au
	RU 85-4	45 ft @ 0.017 opt Au
French Trail	76-1	20 ft @ 0.058 opt Au
		15 ft @ 0.07 opt Au
	76-4	20 ft @ 0.020 opt Au
	76-11	10 ft @ 0.022 opt Au
		10 ft @ 0.026 opt Au
South French Trail	117-5	15 ft @ 0.027 opt Au
		10 ft @ 0.016 opt Au
	117-6	25 ft @ 0.026 opt Au
	117-7	10 ft @ 0.040 opt Au
Wall	119-2	10 ft @ 0.022 opt Au
		10 ft @ 0.013 opt Au
	119-5	20 ft @ 0.037 opt Au
	BGB-19	30 ft @ 0.048 opt Au
	RC 22-81	25 ft @ 0.010 opt Au
		15 ft @ 0.019 opt Au


East-West Section – Looking North
A
A'
POT CANYON
Window Bounding Fault
EXPLANATION
Rock Units
Qal/Qg
Tv/Ti
Tb
Ovs
Roberts Mtn Thrust
Dgd
Dud3
Dud2
Dud1
Dud
Dbs
Dld
Dls
Dmc
Dmb
Dmk
Dlm
Srm
Mineralization
Mineralized Zone
Potential Mineralized Zone
Drill Hole with Au value in ounces per ton
8000'
7000'
6000'
2760000E
2770000E
2780000E
White Knight Resources Ltd.
COTTONWOOD PROJECT
CROSS SECTION A - A'
Figure 8
Section 1842000N
250' N & 250' S Influence
0ft
500ft
1000ft

18

10.0   SURFACE EXPLORATION

White Knight has not yet conducted any exploration work on the Cottonwood property. The Company purchased a data base from Atlas in 2002, which contains partial results from previous exploration conducted on the property.

Early surface exploration in the area by Chevron (1981), Nerco (1983-1985, 1988-1989), ACNC (1985-1987), N. L. Baroid (1980-1986) and Phelps Dodge (1987-1990) focused on geological mapping and geochemical sampling of rocks and soils. N.L. Baroid sampled rocks and soils and conducted reconnaissance geologic mapping targeting both barite and gold deposits. ACNC conducted soil sampling, trenching, and rock sampling (Shalosky, 1988). Phelps Dodge conducted geological mapping and rock-chip sampling. These programs discovered the outcropping Pot Canyon and Wall mineralized zones. Atlas followed up with additional detailed geologic mapping and geochemical mapping. Cordex collected soil samples on a 100 ft x 500 ft grid over the northern part of the claim block (Gin claims) in 1995. Cordex also contracted Zonge Geosciences, Inc. to conduct CSAMT surveys to the north and west of the Cottonwood property. Part of one CSAMT line lies on the Gin claims. The CSAMT survey located a shallow resistor interpreted to be dense lower-plate limestone beneath upper-plate cherts and shales.

11.0   DRILLING

White Knight has not yet conducted any drilling on the Cottonwood property.

A total of 108 reverse-circulation drill holes, aggregating 44,118 feet of drilling, has been drilled on the property by previous operators. Table 3 summarizes the drilling activities by company.

TABLE 3. Drilling Activities			
Company	**Year(s)**	**Number of Holes**	**Total Footage**
ACNC	1986-1987	6	1,813
Atlas	1988-1994	65	21,105
Barrick	1998	5	5,105
Chevron	1981	2	615
Cordex	1995	3	1,805
N.L. Baroid	1982-1985	10	1,725
Nerco	1989	1	365
Phelps Dodge	1987-1988	16	7,385
Total		108	44,118

White Knight purchased a data base of drill logs and assays from Atlas in 2002 and has copies of drill logs and/or summary logs and assays for all drill holes. Results of the drilling are discussed in section 9.2, "Drilled Mineralizaton".

Available records indicate that all drilling was conducted using reputable drill contractors under supervision of experienced geologists, and was performed to industry standards.

12.0   SAMPLE METHOD AND APPROACH

12.1   Rock-Chip and Soil Sampling

White Knight has not yet collected any rock-chip or soil samples from the Cottonwood property.

The author has not completed independent sampling. To his knowledge, the previous sampling performed by Chevron, N. L. Baroid, ACNC, Phelps Dodge, and Atlas was performed to industry standards at the time by well-respected professionals. There is no reason to suspect any irregularities in the data, or to question the results on the historical sampling. The results of these surveys are, therefore, considered reliable. Soil samples collected by Cordex were undersized and taken from the surficial or A soil layer (G. French, personal communication), rather than from the B or C soil horizon, as is industry standard. The affect of this substandard sampling procedure would be to produce lower-than-normal gold anomalies.

12.2   Drill Samples

White Knight has not conducted any drilling on the Cottonwood property and has not collected any drill samples.

Based on the author's knowledge of the professionalism of the companies which conducted historic drilling programs on the property (Chevron, ACNC, Phelps Dodge, Atlas, Nerco, Cordex and Barrick), all companies employed reliable drill contractors and used industry standards for drill sample collection. Drill samples are believed to have been of good quality and to be representative of drilled intervals. The results of the drilling programs are, therefore, considered reliable. Cordex, however, assayed only every fourth drill sample (one five-foot interval per 20 feet of drilling). The affect of this sampling irregularity would be to potentially miss thin (15 feet or less) intervals of mineralization.

13.0   SAMPLE PREPARATION, ANALYSES AND QUALITY CONTROL

White Knight has not analyzed any geochemical samples from the Cottonwood property.

All historic soil, rock-chip and drill samples collected from the project were sent to reputable laboratories (Bondar Clegg, Chemex, Skyline Labs) for sample preparation and analysis. Samples were analyzed for gold and silver using standard fire-assay techniques with an atomic-absorption (AA) finish.

White Knight does not have any records of quality control methods used by previous companies. However, all of the laboratories employed routinely insert standards and blanks for internal quality control. Sampling and drilling results appear to be consistent form company to company. Also, Atlas performed check-assays on pulps from Phelps Dodge's drill samples and found good repeatability of assays. There is no reason to believe that any samples were tampered with or otherwise compromised in any of the drilling or sampling programs.

14.0   DATA VERIFICATION

The author has personal familiarity with both the regional and property geology. The validity of the various interpretations is discussed in the appropriate sections of the report. The author is confident that the historical sampling data, collected by well-respected mining companies, is reliable; and the author has not conducted independent sampling.

15.0   ADJACENT PROPERTIES

The Cottonwood property lies in the Gold Bar District within the southern Battle Mountain-Eureka mineral belt. Previous exploration in the Gold Bar District discovered historic resources totaling 1,639,000 oz gold (French, et al., 1996). The historic resource base was calculated by Atlas prior to implementation of National Instrument 43-101. The Company has not independently verified the estimate according to CIM standards. The Company is not treating the historical estimate as a National Instrument 43-101-defined resource; and the estimate should not be relied upon as such. The district has produced 485,200 oz gold from five separate deposits: Gold Bar, Gold Pick, Gold Ridge, Goldstone, and Gold Canyon (Atlas Corp., 1999). Bonanza's Gold Bar mine lies about five miles to the southwest of Cottonwood. The Cottonwood property borders Bonanza's claims containing the Gold Canyon mine, which lies less than one-half mile to the east of the Gin claims. White Knight's Benmark and Vermouth properties border the Cottonwood property on the southeast and north, respectively. The Tonkin Springs deposits of the Tonkin Springs Joint Venture deposits lie about eight miles to the northwest of the central Cottonwood area.

The proximity of the Cottonwood property to these deposits, and the similarities of the property geology to the geologic setting of the deposits do not, in and of themselves, indicate that the Cottonwood property should be similarly mineralized.

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing has been performed on mineralized material from the Cottonwood property.

17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Atlas calculated an historical inferred resource of 1.157 million tons grading .024 opt gold (27,850 oz gold) for the Pot Canyon mineralization in 1994 (Atlas Corp., 1999). The resource estimate was a hand-generated polygonal estimate, based on 37 drill holes (24 mineralized holes). This work was completed prior to implementation of National Instrument 43-101. Although this historical resource estimate was made by sources believed to be reliable, the

Company has not yet independently verified the estimate according to CIM standards. Therefore, the Company is not treating the historical estimate as a National Instrument 43-101-defined resource; and the estimate should not be relied upon as such. No resource estimates have been made for the French Trail, South French Trail, and Wall mineralized zones.

18.0   INTERPRETATION AND CONCLUSIONS

Gold deposits discovered to date in the Gold Bar district are relatively small (<250,000 oz gold), with Gold Bar (375,000 oz gold pre-mining resource [Cope and Arbonies, 1998]) being the largest deposit. Nearly all other Carlin-type gold districts contain a number of fairly small "satellite" gold deposits peripheral to one or more large (> 1 million oz) gold deposits. The stratigraphy, structure, and alteration styles in the Cottonwood area are comparable to those of districts containing large Carlin-type deposits elsewhere in the Battle Mountain-Eureka mineral belt and the Carlin Trend. White Knight is of the belief that all the gold deposits discovered to date in the Roberts Mountains are satellite deposits to an as-yet-undiscovered large Carlin-type deposit.

A number of partially explored gold-bearing prospects (French Trail, South French Trail, Wall, Benmark), on the Cottonwood property have potential to develop into significant deposits. The northern part of the project area (Gin claims) contains a partially drilled-out small Carlin-type disseminated gold deposit (Pot Canyon) which lies less than one-half mile west of the Gold Canyon mine. The Pot Canyon mineralization lies along the west-north-trending antiform which controls gold mineralization at the Gold Canyon, Gold Ridge, Gold Pick, and Cabin Creek deposits. Gold mineralization at Pot Canyon is open to the north and northwest; and the deposit could be much larger. Mineralization occurs within the upper Denay Limestone, which lies above the McColley Canyon Formation, ore host at the Gold Pick and Gold Stone mines. All drilling at Pot Canyon has been shallow and the McColley Canyon Formation has not been tested. A much larger gold deposit could be hosted at depth in the favorable Bartine member of the McColley Canyon Formation.

The Gin claims also contain the French Trail and South French Trail pods of gold mineralization. These small zones of mineralization have been inadequately drill-tested. The South French Trail mineralization is open to the north. There is no drilling in the intervening 750 feet between the French Trail and South French Trail pods; and the two zones may be continuous and much larger.

The central and southern parts of the project area (Toast, Jam, Jake claims) contain the Wall fault, a major window-bounding fault. Bold jasperoid outcrops at the Wall prospect are mineralized with gold, arsenic, antimony, and mercury. Wide-spaced drilling (22 holes along 4.5 miles of strike length) has discovered two areas of gold mineralization, which remain open along strike and at depth. The hanging-wall of the fault, consisting of favorable carbonate host rocks, has been penetrated by only eight drill holes. There is only one drill hole in the 1600 feet of strike length between the south end of the northern mineralized zone and hole BGB-19, which contained 30 ft @ 0.048 opt gold. Mineralization is also open south of hole BGB-19. The hanging-wall of the Wall fault and the north-northwest-trending anticline east of the fault are analogous to the Post and Gen faults and the subparallel Post and Tuscarora anticlines, respectively, on the Carlin trend, which are the primary structural controls for the Meikle, Goldbug, Post/Betze (Goldstrike) and Blue Star/Genesis deposits. The Wall fault and the anticline to the east are, therefore, considered to be highly favorable loci for the discovery of large sediment-hosted gold deposits.

19.0   RECOMMENDATIONS

Further exploration of the Cottonwood property is warranted.   A drilling program is recommended to test extensions of the Pot Canyon, French Trail, and Wall mineralized zones and to test for deep mineralization beneath the Pot Canyon zone. A drilling program of 20 reverse-circulation holes totaling 9200 feet of drilling is recommended during 2005. The drilling program will be preceded by a program of geologic mapping and rock-chip geochemical sampling. Cost of the exploration program is estimated at US$299,250.   Breakdown of the budget is as follows:

Geological mapping, compilation, report writing, rock-chip sampling
(50 days @ US$400/day plus field expenses) .... US$21,600

Geochemical Assays (rock-chip samples)
(40 samples @ US$30.00) .... US$1,200

Drilling
(9200 ft @ US$19.00/ft, + supplies)... US$192,500

Drill assays
(9200 ft @ 3.50/ft)   .... US$32,200

Drill rig geologist
(40 days @ US$400/day + expenses) .... US$19,750

Road and drill pad construction .... US$12,000

Reclamation & permitting.. US$19,000

Total Exploration Cost .... US$299,250

CERTIFICATE OF AUTHOR

I, John M. Leask, of Suite 922, 510 West Hastings Street, Vancouver, British Columbia, V7N 1G1, hereby certify:

1. I am a graduate of the University of British Columbia (1980) and hold a BaSc. degree in geology.

2. I am presently the Chairman and President of White Knight Resources Ltd. of 922, 510 West Hastings Street, Vancouver, British Columbia.

3. I have been self-employed in my profession and a director of various exploration companies since graduation, and have owned Rangefront Exploration Corp. since 1994.

4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1993.

5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I have had three years of prior involvement with the property that is the subject of the Technical Report.

7. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

8. I am not independent of White Knight Resources Ltd. applying all the tests in Section 1.5 of NI 43-101 as I am Chairman and President of White Knight Resources Ltd.

9. I have read NI 43-101 and NI 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the use of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.



J. M. Leask

John M. Leask, P.Eng.

Dated at Vancouver, British Columbia, this 11th day of July, 2005.

REFERENCES

Atlas Corporation, 1999, Gold Bar review: Atlas Corp. unpublished company report

Chapman, P., 1996, Dry Canyon project, Geology and drill hole location map: Cordex Exploration Company unpublished map

Cope, E. L., and Arbonies, D. G., 1998, Gold Bar district history/summary: Geological Society of Nevada Special Publication 27, p. 143-158

Crawford, M. J., 1988, Roberts Mountain project, Eureka County, Nevada, 1987 progress report: Phelps Dodge unpublished company report

Eastwood, D., 1996, Dry Canyon project, Eureka County, Nevada, Geologic summary report-1996: Cordex Exploration Company unpublished company report

French, G. McN., Fenne, F. K., Maus, D. A., Rennebaum, T. D., and Jennings, T. A., 1996, Geology and mineralization of the Gold Bar district, southern Roberts Mountains, Eureka County, Nevada *in* Green, S. M., and Struhsacker, E., eds., Geology and Ore Deposits of the American Cordillera. Field trip guidebook compendium: Reno, Geological Society of Nevada, p. 309-315

Koehn, T., 1982, Roberts Mountains, Geochemical results, 1981: N. L. Baroid unpublished company report

Lawrence, E. F., 1963, Antimony deposits of Nevada: Nevada Bureau of Mines and Geology Bull. 61, p. 68-69

Roberts, R. J., 1960, Alinements of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19

Shalosky, W., 1987, Cottonwood Gulch, Eureka County, Nevada: American Copper and Nickel Co. unpublished company report

Shalosky, W., 1988, Chev property, Eureka County, Nevada: American Copper and Nickel Co. unpublished company report

Thompson, T. B., Teal, Lewis, and Meeuwig, R. O., 2002, Gold deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bull. 111

Yigit, O., 2003, Structural controls on Carlin-type gold mineralization in the Gold Bar district, Eureka County, Nevada: Econ. Geol. v. 98, p. 1173-1188

APPENDIX A

Claim Name	NMC#	Book	Page	Claim Name	NMC#	Book	Page
Gin 1	826898	345	355	Gin 30	826919	345	376
Gin 2	826899	345	356	Amended		349	27
Gin 3	826900	345	357	Gin 31	826920	345	377
Gin 4	826901	345	358	Amended		349	28
Gin 5	826902	345	359	Gin 32	826921	345	378
Gin 6	826903	345	360	Amended		349	29
Gin 7	826904	345	361	Gin 33	826922	345	379
Amended		349	12	Gin 34	826923	345	380
Gin 8	826905	345	362	Gin 35	826924	345	381
Amended		349	13	Gin 36	826925	345	382
Gin 9	826906	345	363	Gin 37	826926	345	383
Amended		349	14	Gin 38	826927	345	384
Gin 10	826907	345	364	Gin 39	826928	345	385
Amended		349	15	Gin 40	826929	345	386
Gin 11	826908	345	365	Gin 41	826930	345	387
Amended		349	16	Gin 42	826931	345	388
Gin 12	826909	345	366	Gin 43	826932	345	389
Amended		349	17	Gin 44	826933	345	390
Gin 13	826910	345	367	Gin 45	826934	345	391
Amended		349	18	Gin 46	826935	345	392
Gin 14	826911	345	368	Gin 47	826936	345	393
Amended		349	19	Gin 48	826937	345	394
Gin 23	826912	345	369	Gin 49	826938	345	395
Amended		349	20	Gin 50	826939	345	396
Gin 24	826913	345	370	Gin 51	826940	345	397
Amended		349	21	Amended		349	30
Gin 25	826914	345	371	Gin 52	826941	345	398
Amended		349	22	Amended		349	31
Gin 26	826915	345	372	Toast 1	826944	345	323
Amended		349	23	Toast 2	826945	345	324
Gin 27	826916	345	373	Amended		349	32
Amended		349	24	Toast 3	826946	345	325
Gin 28	826917	345	374	Toast 4	826947	345	326
Amended		349	25	Toast 6	826948	345	327
Gin 29	826918	345	375	Toast 7	826949	345	328
Amended		349	26	Toast 8	826950	345	329

Claim Name	NMC#	Book	Page
Toast 9	826951	345	330
Jake1	830528	348	309
Jake2	830529	348	310
Jake3	830530	348	311
Jake4	830531	348	312
JAM #72	288599	117	161
JAM #73	288600	117	162
JAM #74	288601	117	163
JAM #75	288602	117	164
JAM #85	288612	117	174
JAM #86	288613	117	175